UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 18, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX to SE
Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.
Audited financial results of Patni Computer Systems Limited for the three and nine months ended 30 September 2011, as per Indian GAAP (Standalone)

 in Lakhs except share data

	Three months ended 30 September		Nine months ended 30 September		Year ended 31 December
	2011	2010	2011	2010	2010
Income
Sales and service income	53,331	48,210	154,333	139,650	189,127
Other operating income	62	1,235	4,290	9,175	13,934
	53,393	49,445	158,623	148,825	203,061
Expenditure
Personnel costs (Refer Note 5)	29,379	24,343	87,285	67,744	94,622
Selling, general and administration costs	10,883	6,373	24,613	26,395	34,878
Depreciation (net of transfer from revaluation reserves)	2,933	2,360	8,058	7,007	9,190
	43,195	33,076	119,956	101,146	138,690

Profit from operations before Other Income and Interest	10,198	16,369	38,667	47,679	64,371
Other income	2,142	1,247	5,694	5,790	7,616
Profit before interest	12,340	17,616	44,361	53,469	71,987
Interest costs	154	126	362	368	434
Profit before prior period items and taxation	12,186	17,490	43,999	53,101	71,553

Tax Expenses	3,082	2,668	8,637	7,142	6,048
Profit after tax and before prior period items	9,104	14,822	35,362	45,959	65,505

Prior period item (Refer Note 8)	—	—	381	—	—

Net Profit for the period	9,104	14,822	34,981	45,959	65,505
Paid up equity share capital (Face value per equity share of 2 each)	2,681	2,620	2,681	2,620	2,628
Reserves excluding revaluation reserves					291,668

Earnings per equity share of 2 each
- Basic	6.79	11.36	26.25	35.42	50.35
- Diluted	6.65	11.04	25.71	34.27	48.77
Dividend per share (Face value per equity share of 2 each)	—	63.00	—	63.00	63.00
Public Shareholding
- Number of Shares	23,972,257	70,884,415	23,972,257	70,884,415	71,327,878
- Percentage of Shareholding	17.88	54.12	17.88	54.12	54.28
Promoters and Promoter group Shareholding
a) Pledge/Encumbered
- Number of shares	—	—	—	—	—
- Percentage of shares (as a % of the total shareholding of promoter group)	—	—	—	—	—
- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—
b) Non-encumbered
- Number of shares	110,090,715	60,091,202	110,090,715	60,091,202	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100.00	100.00	100.00	100.00	100.00
- Percentage of shares (as a % of the total share capital of the Company)	82.12	45.88	82.12	45.88	45.72

Notes :

1                  The above statement of audited financial results was reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 18 October 2011.

2                  Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (iGATE), along with iGATE Corporation as the person acting in concert (“PAC”), acquired 62.13% of the equity share capital of the Company from Narendra Patni, Gajendra Patni, Ashok Patni (the “Previous Promoter Group”) and General Atlantic Mauritius Limited. Further 20.27% was acquired from public shareholders of the Company by way of mandatory tender offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 at a price of  503.50 per share. As a result, the Acquirers have a majority stake of 82.40% of the equity share capital of the Company.

3                  Investor complaints for the quarter ended 30 September 2011

Pending as on 1 July 2011	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	26	26	—

4                  Statement of Utilisation of ADS Funds as of 30 September 2011

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699
Deployment :
1 Held as short term investments			7,258
2 Utilised for Capital expenditure for office facilities			45,232
3 Exchange loss			1,209
Total			53,699

5                  As a result of acquisition of the Company, the management in three months ended 30 June 2011 terminated the services of certain employees and incurred  1,690 of severance costs which has been included in Personnel costs in nine months ended 30 September 2011.

6                  With effect from 1 April 2011, the Company has aligned the estimated useful lives of Furniture and Fixtures and Electrical Installations with those followed by iGATE Corporation, its ultimate parent Company.

The revisions have been accounted for prospectively as change in accounting estimates resulting in additional depreciation charge in nine months ended 30 September 2011 of  1,432.

7                  As per Company’s practice, it has finalised the amount of incentive payable to certain employees for the fiscal year 31 December 2010 based on completion of employee appraisals during the nine months ended 30 September 2011. Accordingly, the Company has reversed incentive accrual amounting to  95 and  1,529 (net of provisions for overachievements) which has been included under personnel cost in profit and loss account for the three and nine months period ended 30 September 2011 respectively.

8                  Prior period item for the nine months ended 30 September 2011 includes deferred costs amounting to  381

9                  Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentation.

By Order of the Board
for Patni Computer Systems Limited

Place : Mumbai	Mr. Phaneesh Murthy
Date : 18 October 2011	CEO & Managing Director

Patni Computer Systems Limited and Subsidiaries	FAX to SE
Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.
Audited consolidated financial results of Patni Computer Systems Limited and subsidiaries for the three and nine months ended 30 September 2011, as per Indian GAAP.

 in Lakhs except share data

	Three months ended 30 September		Nine months ended 30 September		Year ended 31 December
	2011	2010	2011	2010	2010
Income
Sales and service income	88,934	82,270	257,064	236,721	318,808
Other operating income	244	1,323	4,832	9,400	14,056
	89,178	83,593	261,896	246,121	332,864
Expenditure
Personnel costs (refer note 5)	51,857	48,758	166,535	139,767	188,981
Selling, general and administration costs	23,369	15,696	56,001	50,112	68,758
Depreciation (net of transfer from revaluation reserves)	3,421	3,142	10,259	8,913	11,846
	78,647	67,596	232,795	198,792	269,585

Profit from operations before Other Income and Interest	10,531	15,997	29,101	47,329	63,279
Other income	2,261	1,315	6,058	5,965	7,887
Profit before interest	12,792	17,312	35,159	53,294	71,166
Interest costs	158	128	333	375	478
Impairment of intangibles (refer note 9)			8,918		—
Profit before prior period items and tax	12,634	17,184	25,908	52,919	70,688

Tax expenses	3,607	2,739	4,648	8,096	8,371
Profit after tax and before prior period items	9,027	14,445	21,260	44,823	62,317

Prior period items (refer note 8)	—	—	(1,156)	—	—
Net Profit for the period	9,027	14,445	20,104	44,823	62,317

Paid up equity share capital (Face value per equity share of 2 each)	2,681	2,620	2,681	2,620	2,628
Reserves excluding revaluation reserves					320,018

Earnings per equity share of 2 each
- Basic	6.74	11.08	15.09	34.55	47.90
- Diluted	6.60	10.77	14.78	33.44	46.44
Dividend per share (Face value per equity share of 2 each)		63.00		63.00	63.00
Public Shareholding
- Number of Shares	23,972,257	70,884,415	23,972,257	70,884,415	71,327,878
- Percentage of Shareholding	17.88	54.12	17.88	54.12	54.28
Promoters and Promoter group Shareholding
a) Pledge/Encumbered
- Number of shares	—	—	—	—	—
- Percentage of shares (as a % of the total shareholding of promoter group)	—	—	—	—	—
- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—
b) Non-encumbered
- Number of shares	110,090,715	60,091,202	110,090,715	60,091,202	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100.00	100.00	100.00	100.00	100.00
- Percentage of shares (as a % of the total share capital of the Company)	82.12	45.88	82.12	45.88	45.72

Notes :

1                  The above statement of audited financial results was reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 18 October 2011.

2                  Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (iGATE), alongwith iGATE Corporation as the person acting in concert (“PAC”), acquired 62.13% of the equity share capital of the Company from Narendra Patni, Gajendra Patni, Ashok Patni and General Atlantic Mauritius Limited. Further 20.27% was acquired from public shareholders of the Company by way of mandatory tender offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 at a price of  503.50 per share. As a result, iGATE has a majority stake of 82.40% of the equity share capital of the Company.

3                  Investor complaints for the quarter ended 30 September 2011

Pending as on 1 July 2011	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	26	26	—

4                  Statement of Utilisation of ADS Funds as of 30 September 2011

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699
Deployment :
1 Held as short term investments			7,258
2 Utilised for Capital expenditure for office facilities			45,232
3 Exchange loss			1,209
Total			53,699

5                  As a result of acquisition of the Company, the management in three months ended 30 June 2011 terminated the services of certain employees and incurred  5,942 of severance costs which has been included in Personnel cost in nine months ended 30 September 2011.

6                  With effect from 1 April 2011, the Company has aligned the estimated useful lives of Furniture and Fixtures and Electrical Installations with those followed by iGATE Corporation, it’s ultimate parent Company.

The revisions have been accounted for prospectively as change in accounting estimates resulting in additional depreciation charge in nine months ended 30 September 2011   1,518 .

7                  As per Company’s practice, it has finalised the amount of incentive payable to certain employees for the fiscal year 31 December 2010 based on completion of employee appraisals during the nine months ended 30 September 2011. Accordingly, the Company has reversed incentive accrual amounting to  188 and  2,488 (net of provisions for overachievements) which has been included under personnel cost in profit and loss account for the three and nine months period ended 30 September 2011 respectively.

8                  Prior period items:

Prior period item for the three months and nine months ended 30 September 2011 includes following items:

Particulars	Three months ended 30 September 2011	Nine months ended 30 September 2011
Provision for long term medical benefits	—	(673)
Compensated absences	—	535
Deferred cost for revenue contracts	—	(1,018)
Total	—	(1,156)

9                  During the quarter ended 30 June 2011, the Company evaluated certain IPR with value of  8,918 and concluded that they were impaired as a result of substantial decline in expected cashflows and change in business strategy for usage of IPR. Accordingly, in the nine months period ended 30 September 2011, the Company recorded an impairment charge of  8,918.

10            Consequent to iGATE’ acquiring majority ownership in the Company, there has been change in operational and management structure of the Company. With this change, the board of directors and CEO of the Company review the performance of the Company as one primary segment.  Accordingly, no segment disclosure is made for primary business segment.

11            Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Phaneesh Murthy
18 October 2011	CEO & Managing Director

Patni Computer Systems Limited and Subsidiaries	FAX to SE

Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and subsidiaries for the quarter and nine months ended

30 September 2011, prepared as per US GAAP

US $ in lakhs except share data

	Three months ended 30 September 2011	Three months ended 30 September 2010	16 May 2011 through 30 September 2011	1 January 2011 through 15 May 2011	Nine months ended 30 September 2010	Year ended 31 December 2010
	Successor Company	Predecessor Company	Successor Company	Predecessor Company	Predecessor Company	Predecessor Company

Net revenues	1,910	1,788	2,852	2,799	5,186	7,017
Cost of revenues (exclusive of depreciation and amortization)	1,219	1,113	1,854	1,797	3,114	4,280
Gross profit	691	675	998	1,002	2,072	2,737
Selling, general and administrative expenses	355	327	610	680	1,000	1,342
Depreciation and amortization	111	74	176	110	212	285
Foreign exchange loss (gain), net	68	(48)	36	(92)	(139)	(220)
Operating income	157	322	176	304	999	1,330
Interest and dividend income	36	28	57	48	112	134
Interest expense	(4)	(3)	(5)	(2)	(8)	(11)
Interest expense reversed	—	—	—	—	—	11
(Loss) gain on sale of investments, net	(2)	5	4	11	32	56
Other income (loss), net	3	(5)	5	5	3	5
Income before income taxes	190	347	237	366	1,138	1,525
Income taxes	20	61	40	104	200	193
Net Income	170	286	197	262	938	1,332
Earnings per share
- Basic	$0.13	$0.22	$0.15	$0.20	$0.72	$1.02
- Diluted	$0.13	$0.21	$0.15	$0.19	$0.70	$0.99
Weighted average number of common shares used in computing earnings per share
- Basic	134,020,900	130,424,874	134,175,008	131,464,575	129,750,565	130,101,442
- Diluted	135,457,278	133,862,898	135,611,385	135,165,637	133,633,044	133,848,374
Total assets	15,773	8,327	15,773		8,327	8,728
Cash and cash equivalents	433	855	433		855	787
Investments	3,238	2,323	3,238		2,323	2,836

Notes:

1	The above summary of consolidated unaudited financial results were taken on record by the Board of Directors at its meeting held on 18 October 2011.

2

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (iGATE), alongwith iGATE Corporation as the person acting in concert, acquired 62.13% of the equity share capital of the Company from Narendra Patni, Gajendra Patni, Ashok Patni and General Atlantic Mauritius Limited. Further 20.27% was acquired from public shareholders of the Company by way of mandatory tender offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 at a price of 503.50 per share. As a result, iGATE has a majority stake of 82.40% of the equity share capital of the Company.

3

For convenience, the Company has used a cut-off date of 15 May 2011 as the acquisition date since the transactions from 13 May 2011 and 14 May 2011 were insignificant. FASB ASC 805-50-S99 “Business Combinations-Related issues” governs the application of push down accounting in situations where ownership is increased to 80% or more. The Purchasers own 82.40% of the outstanding shares of the Company. As a result of the significant change in share ownership, the post-15 May 2011 Condensed Consolidated Financial Statements reflect the new basis of accounting as required by the authoritative guidance under ASC 805-50-S99, and have applied the SEC rules and guidance regarding “push down” accounting treatment. Accordingly, the Company’s Condensed Consolidated Financial Statements prior to the acquisition by iGATE reflect the historical accounting basis in its assets and liabilities and are labeled Predecessor Company, while such Condensed Consolidated Financial Statements subsequent to the acquisition by iGATE are labeled Successor Company and reflect the push down basis of accounting for the fair values of assets and liabilities acquired by iGATE. This effect is presented in the Company’s Condensed Consolidated Financial Statements by a vertical black line division between the columns entitled Predecessor Company and Successor Company on the statements. The black line signifies that the amounts shown for the periods prior to and subsequent to the iGATE acquisition are not comparable.

The acquisition has been accounted for under the acquisition method of accounting in accordance with ASC 805, “Business Combination”. The total purchase price and noncontrolling interest in connection with the transaction has been allocated to Patni’s net tangible and intangible assets based on their estimated fair values at the date of acquisition. The purchase price allocation is based upon preliminary estimates and assumptions that may be subject to change. The excess purchase price beyond amounts allocated to net tangible and intangible assets has been recorded as Goodwill. The Company does not expect the Goodwill recognized to be deductible for income tax purposes.

4

The Company has finalized the amount of incentive payable to the employees for the fiscal year 31 December 2010 based on completion of employee appraisals including final determination of key operating parameters applicable to each employee and business unit during the nine months ended 30 September 2011. Accordingly, the Company has reversed incentive accrual amounting to $4 and $63 which has been included in personnel cost in the statement of income for the three months ended 30 September 2011 and for the period 1 January 2011 through 15 May 2011 respectively and overachievement of $7 for the period 16 May 2011 through 30 September 2011.

5

As a result of acquisition of the Company, the management terminated the service of some of the senior managers. The Company incurred $71 and $62 of severance costs included in Selling and Administrative expenses in the period 1 January 2011 through 15 May 2011 and 16 May 2011 through 30 September 2011, respectively.

6

The Company has evaluated subsequent events through the date of posting the financial statements on its website and no events have occurred from the balance sheet date that would impact the Condensed Consolidated Financial Statements.

7

Certain reclassifications of the prior period amounts and presentation have been made to conform to the presentation adopted for the current period in line with iGATE’s presentation in financial statements.

- Depreciation and amortization expense is reclassified from cost of revenues and selling, general and administrative expenses, respectively, and disclosed separately on the face of the Statement of Income.

- Certain costs relating to office rent, electricity, water, diesel, repair and maintenance are reclassified from cost of revenues and included as part of selling, general and administrative expenses.

Patni Computer Systems Limited and Subsidiaries	FAX to SE

Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

 in lakhs except share data

	Three months ended 30 September 2011	Three months ended 30 September 2010	16 May 2011 through 30 September 2011	1 January 2011 through 15 May 2011	Nine months ended 30 September 2010	Year ended 31 December 2010
	Successor Company	Predecessor Company	Successor Company	Predecessor Company	Predecessor Company	Predecessor Company
Exchange Rate ()	49.05	44.56	49.05	44.86	44.56	44.8
Net revenues	93,668	79,667	139,907	125,555	231,113	314,361
Cost of revenues (exclusive of depreciation and amortization)	59,771	49,573	90,973	80,586	138,724	191,745
Gross profit	33,897	30,094	48,934	44,969	92,389	122,616
Selling, general and administrative expenses	17,442	14,608	29,916	30,513	44,611	60,132
Depreciation and amortization	5,428	3,286	8,640	4,922	9,439	12,744
Foreign exchange loss (gain), net	3,339	(2,167)	1,738	(4,111)	(6,189)	(9,860)
Operating income	7,688	14,367	8,640	13,645	44,528	59,600
Interest and dividend income	1,753	1,232	2,819	2,133	4,983	6,000
Interest expense	(167)	(124)	(251)	(96)	(366)	(472)
Interest expense reversed	—	—	—	—	—	477
(Loss) gain on sale of investments, net	(111)	233	201	473	1,428	2,510
Other income (loss), net	163	(222)	229	236	131	212
Income before income taxes	9,326	15,486	11,638	16,391	50,704	68,327
Income taxes	979	2,679	1,951	4,646	8,912	8,663
Net Income	8,347	12,807	9,687	11,745	41,792	59,664
Earnings per share
- Basic	6.23	9.82	7.22	8.93	32.21	45.86
- Diluted	6.16	9.51	7.14	8.69	31.21	44.58
Total assets	773,656	371,038	773,656		371,038	391,007
Cash and cash equivalents	21,225	38,097	21,225		38,097	35,273
Investments	158,846	103,514	158,846		103,514	127,069

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Phaneesh Murthy
18 October 2011	CEO & Managing Director

Patni Reports Third Quarter Results with a 6.8% Year Over Year Increase in Revenue
Integration with iGATE progressing smoothly and showing results; Continued reduction in attrition levels

Mumbai, India, October 18, 2011: Patni Computer Systems Limited (Patni or the Company) today announced its financial results for the third quarter ended September 30, 2011.

Third Quarter Highlights

•                  Revenues for the quarter were at  U.S. $191.0 million ( 9,453 million)

•                  Revenues increased 6.8% from U.S. $178.8 million ( 7,967 million) in the corresponding quarter 2010.

•                  Percentage of revenue derived from our top ten customers decreased to 46.4% from 48.5% in corresponding quarter 2010.

•                  Two Fortune 1000 clients added in the quarter.

•                  Non GAAP EBITDA for the quarter was at U.S. $35.7 million

•                  Decreased by 1.4% from US $36.2 million in the corresponding quarter 2010.

•                  Net Income for the quarter was at U.S. $17.0 million ( 842.4 million)

•                  Decreased by 40.8% from U.S. $28.7 million ( 1,280.9 million) in the corresponding quarter 2010

•                  Decreased by 34.1% to U.S. $20.6 million after adjusting for non-GAAP adjustments.

•                  Earnings Per Share (or EPS) for the quarter were at U.S. $0.13 per share [$ 0.25 per American Depository Share (or ADS)]; after adjustment for non-GAAP items, EPS were at U.S. $0.15 ( 0.31 per ADS).

•                  During the quarter, the Company generated cash flow of U.S. $10.5 million from operating activities and ended the quarter with U.S. $367.1 million in cash and short-term investments.

•                  During the quarter, the SGnA cost was reduced by U.S. $4 million through a mix of headcount rationalization, optimization of facilities and administration cost, and centralizing some of the support functions.

•                  Headcount was 17,853 as of September 30, 2011.

Commenting on the results, Phaneesh Murthy, Chief Executive Officer and Managing Director, Patni said,  “Our integration efforts [with iGATE Corporation (NASADQ: IGTE)] are progressing smoothly. Measurable outcomes like attrition rate and pipeline building are trending in the right direction.”

On the market viewpoint, he said, “While we do not see any cut back in the existing projects, we still retain a cautious outlook for the 2012 budgets in some verticals.”

Key Client Wins

•                  A leading U.S.-based Fortune 1000 bank has signed up with Patni for Application Development and Maintenance Services.

•                  A Singapore-based healthcare provider has selected Patni for the automation of the financial reporting data from its clinical systems.

•                  A leading Fortune 1000 financial services company has chosen Patni to build a utility for its reconciliation activities and to provide it with Business Process Outsourcing (or BPO) services.

•                  A Middle East-based petroleum services company has selected Patni to implement business process management software at a group level.

•                  A large U.S.-based telecommunications company has signed up with Patni for a large-scale implementation of Siebel’s customer relationship management (or CRM) software.

Table 1

Unaudited Consolidated Statement of Income — U.S. GAAP (in U.S. $ thousands) for the quarter ended September 30, 2011.

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME  — US GAAP (US$ ‘000)  for the quarter/ period ended

Particulars	Quarter ended Sep 30 2011 Successor Company	Quarter ended Sep 30 2010 Predecessor Company	YoY change %	Period May 16,2011 to June 30,2011 Successor Company	Period Apr 1,2011 to May 15,2011 Predecessor Company	Quarter ended Jun 30 2011 Total (NON GAAP)	QoQ change %
Revenue	190,965	178,787	6.8%	94,268	89,568	183,836	3.9%
Cost of revenues (exclusive of depreciation and amortization)	121,858	111,250	9.5%	63,612	59,509	123,121	-1.0%
Gross Profit	69,107	67,537	2.3%	30,656	30,059	60,715	13.8%
Selling, general and administrative expenses	35,559	32,783	8.5%	25,432	31,701	57,133	-37.8%
Depreciation & Amortization	11,066	7,373	50.1%	6,549	3,708	10,257	7.9%
Foreign exchange Loss (gain), net	6,808	(4,864)	-240.0%	(3,265)	(3,705)	(6,970)	-197.7%
Operating income (loss)	15,674	32,245	-51.4%	1,940	(1,645)	295	5205.7%
Other income, net	3,341	2,512	33.0%	2,772	1,348	4,120	-18.9%
Income (loss) before income taxes	19,015	34,757	-45.3%	4,712	(297)	4,415	330.7%
Income taxes	1,996	6,012	-66.8%	1,982	9	1,991	0.3%
Net income/(loss)	17,019	28,745	-40.8%	2,730	(306)	2,424	602.1%

Earnings per share - GAAP
- Basic	$0.13	$0.22	-42.4%	$0.02	$(0.00)	$0.02	599.6%
- Diluted	$0.13	$0.21	-41.5%	$0.02	$(0.00)	$0.02	602.9%

Weighted average number of common shares used in computing earnings per share
- Basic	134,020,900	130,424,874		133,915,882	133,544,231	133,570,818
- Diluted	135,457,278	133,862,898		135,773,325	135,420,766	135,642,004

NON GAAP Adjustments
Amortization of Intangible assets	2,622	1,450		1,740	798	2,538
Stock Based Compensation	2,184	1,485		1,225	404	1,629
Severance expenses				6,164	11,289	17,453
Total NON GAAP Adjustments	4,806	2,935		9,129	12,491	21,620

Tax on above	1,227	421		2,264	2,906	5,170

Non-GAAP Net Income	20,598	31,259	-34.1%	9,595	9,279	18,874	9.1%
Earnings per share - NON GAAP
- Basic	$0.15	$0.24	-35.9%	$0.07	$0.07	$0.14	8.8%
- Diluted	$0.15	$0.23	-34.9%	$0.07	$0.07	$0.14	9.3%

NON GAAP Adjustments
Stock Based Compensation	2,184	1,485		1,225	404	1,629
Severance expenses	—	—		6,164	11,289	17,453
Total NON GAAP Adjustments	2,184	1,485		7,389	11,693	19,082

Non-GAAP EBITDA	35,732	36,239	-1.4%	12,613	10,051	22,664	57.7%

Table 2

Unaudited Consolidated Statement of Income ( ‘000) for the quarter ended September 30, 2011,  based on Convenience Translation.

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	Quarter ended Sep 30 2011 Successor Company	Period May 16,2011 to June 30,2011 Successor Company	Period Apr 1,2011 to May 15,2011 Predecessor Company	Quarter ended Jun 30 2011 Total (NON GAAP)	Quarter ended Sep 30 2010 Predecessor Company
Exchange rate$1 = INR	49.50	44.59	44.86	44.72	44.56
Revenues	9,452,768	4,203,407	4,018,019	8,221,427	7,966,747
Cost of revenues (exclusive of depreciation and amortization)	6,031,970	2,836,475	2,669,552	5,506,026	4,957,290
Gross Profit	3,420,798	1,366,932	1,348,467	2,715,400	3,009,457
Selling, general and administrative expenses	1,760,182	1,134,023	1,422,078	2,556,101	1,460,796
Depreciation & Amortization	547,770	291,994	166,347	458,341	328,560
Foreign exchange gain / (loss), net	336,985	(145,593)	(166,201)	(311,794)	(216,723)
Operating income/(loss)	775,860	86,508	(73,757)	12,752	1,436,824
Other income, net	165,355	123,606	60,457	184,062	111,936
Income/(loss) before income taxes	941,215	210,114	(13,300)	196,814	1,548,760
Income taxes	98,813	88,365	424	88,790	267,882
Net income/(loss)	842,403	121,749	(13,724)	108,024	1,280,878
Earnings per share
- Basic	6.29	0.91	(0.10)	0.81	9.82
- Diluted	6.22	0.90	(0.10)	0.80	9.51
Weighted average number of common shares used in computing earnings per share
- Basic	134,020,900	133,915,882	133,544,231	133,570,818	130,424,874
- Diluted	135,457,278	135,773,325	135,420,766	135,642,004	133,862,898

Important Notes to the release

•                  Fiscal Year: Patni’s fiscal year commences on January 1 and ends on December 31. The current review covers the financial and operating performance of the Company for the quarter ended September 30, 2011. On May 12, 2011, approximately 82.4% of our shares were acquired by iGATE Corporation.  For convenience, we have used a cut-off date of May 15, 2011 as the transactions from May 13, 2011 and May 14, 2011 were insignificant.  The post May 15, 2011 consolidated financial statements reflect the new basis of accounting as required by the authoritative guidance under ASC 805-50-S99-1, and have applied the SEC rules and guidance regarding “push down” accounting treatment. Accordingly, our consolidated financial statements prior to the acquisition by iGATE Corporation reflect the historical accounting basis in our assets and liabilities and are labeled Predecessor Company, while such consolidated financial statements subsequent to the acquisition by iGATE Corporation are labeled Successor Company and reflect the push down basis of accounting for the fair values of assets and liabilities acquired by iGATE Corporation.  The results for the three months ended September 30, 2011 may not be comparable to the results for the three months ended September 30, 2010 as a result of the push down accounting treatment.

•                  U.S. GAAP: A Consolidated Statement of Income in U.S. GAAP is available on Page 3 of the Fact Sheet attached to this release.

•                  Percentage analysis: Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•                  Convenience translation: A Consolidated Statement of Income as per Convenience Translation prepared in accordance with U.S. GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

Use of non-GAAP Financial Measures

This press release contains non-GAAP financial measures as defined by the Securities and Exchange Commission. These non-GAAP measures are not in accordance with, or an alternative for measures prepared in accordance with, generally accepted accounting principles in the United States (or GAAP) and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Reconciliations of these non-GAAP measures to their comparable GAAP measures are included in the attached financial tables.

Patni believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Patni’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Patni’s results of operations in conjunction with the corresponding GAAP measures. These non-GAAP measures should be considered supplemental in nature and should not be considered in isolation or be construed as being more important than comparable GAAP measures.

Patni believes that providing Earnings before Interest, Taxes, Depreciation and Amortization (or EBITDA), Adjusted EBITDA, non-GAAP net income and non-GAAP diluted earnings per share in addition to the related GAAP measures provides investors with greater transparency to the information used by Patni’s management in its financial and operational decision-making. These non-GAAP measures are also used in connection with performance compensation programs.

More specifically, the non-GAAP financial measures contained herein exclude the following items:

•                  Amortization of intangible assets. Intangible assets comprise value of customer relationships. Patni incurs charges relating to the amortization of these intangibles. These charges are included in Patni’s GAAP presentation of earnings from operations, operating margin, net income and diluted earnings per share. Patni excludes these charges for purposes of calculating these non-GAAP measures.

•                  Severance Cost. As a result of its acquisition by iGATE Corporation, the Company incurred severance costs in connection with the termination of the services of some of its employees.

•                  Stock-based compensation. Although stock-based compensation is an important aspect of the compensation of Patni’s employees and executives, determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expense recorded may not reflect the actual value realized upon the future exercise or termination of the related stock-based awards. Furthermore, unlike cash compensation, the value of stock-based compensation is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. Management believes it is useful to exclude stock-based compensation in order to better understand the long-term performance of our core business.

From time to time in the future, there may be other items that Patni may exclude in presenting its financial results.

About iGATE Patni

‘iGATE Patni’ is the common brand identity of two organizations — iGATE Corporation (or iGATE) and Patni Computer Systems Limited (or Patni). With iGATE having acquired a majority stake in Patni, the two companies, under the common brand iGATE Patni, jointly provide full-spectrum consulting, technology and business process outsourcing, and product engineering services on a Business Outcomes-based model. Armed with over three decades of IT Services experience and powered by the iTOPS (Integrated Technology and Operations) platform, iGATE Patni’s multi-location global organization with a talent pool of 26,000+ people, consistently delivers effective solutions to over 360 Fortune 1000 clients spanning across verticals such as banking and financial services; insurance and healthcare; life sciences; manufacturing, retail, distribution and logistics; media, entertainment leisure and travel; communication, energy and utilities; public sector; and independent software vendors. Visit: www.igatepatni.com

iGATE Corporation is listed on the NASDAQ Stock Market (IGTE), and Patni Computer Systems Limited is listed on the Bombay Stock Exchange (532517), the National Stock Exchange of India (PATNI) and the New York Stock Exchange (PTI).

Media Contact Prabhanjan Deshpande “PD” +91 80 4104 5006 PD@igatepatni.com	Investor Contact Araceli Roiz +1 510 896 3007 araceli.roiz@igatepatni.com

Safe Harbor

Certain statements in this release concerning the benefits of the acquisition by iGATE, the business outlook, the demand for products and services, our future growth prospects and all other statements in this release other than recitation of historical facts are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.  Words such as “expect”, “potential”, “believes”, “anticipates”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth and the integration of iGATE and Patni, whether the companies can successfully provide services/products and the degree to which these gain market acceptance, our relationship with iGATE, including the risks related to its business, some of which are discussed under the caption “Risk Factors” in iGATE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Actual results may differ materially from those contained in the forward-looking statements in this press release. Any forward-looking statements are based on information currently available to the Company. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Financial and Operating Information
for the quarter ended September 30, 2011	October 18, 2011

NOTES:

• Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended September 30, 2011.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Fact Sheet Summary Index

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME  — US GAAP (US$ ‘000)  for the quarter/ period ended

Particulars	Quarter ended Sep 30 2011 Successor Company	Quarter ended Sep 30 2010 Predecessor Company	YoY change %	Period May 16,2011 to June 30,2011 Successor Company	Period Apr 1,2011 to May 15,2011 Predecessor Company	Quarter ended Jun 30 2011 Total (NON GAAP)	QoQ change %
Revenue	190,965	178,787	6.8%	94,268	89,568	183,836	3.9%
Cost of revenues (exclusive of depreciation and amortization)	121,858	111,250	9.5%	63,612	59,509	123,121	-1.0%
Gross Profit	69,107	67,537	2.3%	30,656	30,059	60,715	13.8%
Selling, general and administrative expenses	35,559	32,783	8.5%	25,432	31,701	57,133	-37.8%
Depreciation & Amortization	11,066	7,373	50.1%	6,549	3,708	10,257	7.9%
Foreign exchange Loss (gain), net	6,808	(4,864)	-240.0%	(3,265)	(3,705)	(6,970)	-197.7%
Operating income (loss)	15,674	32,245	-51.4%	1,940	(1,645)	295	5205.7%
Other income, net	3,341	2,512	33.0%	2,772	1,348	4,120	-18.9%
Income (loss) before income taxes	19,015	34,757	-45.3%	4,712	(297)	4,415	330.7%
Income taxes	1,996	6,012	-66.8%	1,982	9	1,991	0.3%
Net income/(loss)	17,019	28,745	-40.8%	2,730	(306)	2,424	602.1%

Earnings per share - GAAP
- Basic	$0.13	$0.22	-42.4%	$0.02	$(0.00)	$0.02	599.6%
- Diluted	$0.13	$0.21	-41.5%	$0.02	$(0.00)	$0.02	602.9%

Weighted average number of common shares used in computing earnings per share
- Basic	134,020,900	130,424,874		133,915,882	133,544,231	133,570,818
- Diluted	135,457,278	133,862,898		135,773,325	135,420,766	135,642,004

NON GAAP Adjustments
Amortization of Intangible assets	2,622	1,450		1,740	798	2,538
Stock Based Compensation	2,184	1,485		1,225	404	1,629
Severance expenses				6,164	11,289	17,453
Total NON GAAP Adjustments	4,806	2,935		9,129	12,491	21,620

Tax on above	1,227	421		2,264	2,906	5,170

Non-GAAP Net Income	20,598	31,259	-34.1%	9,595	9,279	18,874	9.1%
Earnings per share - NON GAAP
- Basic	$0.15	$0.24	-35.9%	$0.07	$0.07	$0.14	8.8%
- Diluted	$0.15	$0.23	-34.9%	$0.07	$0.07	$0.14	9.3%

NON GAAP Adjustments
Stock Based Compensation	2,184	1,485		1,225	404	1,629
Severance expenses	—	—		6,164	11,289	17,453
Total NON GAAP Adjustments	2,184	1,485		7,389	11,693	19,082

Non-GAAP EBITDA	35,732	36,239	-1.4%	12,613	10,051	22,664	57.7%

Note On May 12, 2011, approximately 82.4% of our shares were acquired by iGATE Corporation.  For convenience, we have used a cut-off date of May 15, 2011 as the transactions from May 13, 2011 and May 14, 2011 were insignificant.  The post May 15, 2011 consolidated financial statements reflect the new basis of accounting as required by the authoritative guidance under ASC 805-50-S99-1, and have applied the SEC rules and guidance regarding “push down” accounting treatment. Accordingly, our consolidated financial statements prior to the acquisition by iGATE Corporation reflect the historical accounting basis in our assets and liabilities and are labeled Predecessor Company, while such consolidated financial statements subsequent to the acquisition by iGATE Corporation are labeled Successor Company and reflect the push down basis of accounting for the fair values of assets and liabilities acquired by iGATE Corporation. The results for the three months ended September 30, 2011 may not be comparable to the results for the three months ended September 30, 2010 as a result of the push down accounting treatment.

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	30-Sep-11 (Unaudited) Successor Company	30-Jun-11 (Unaudited) Successor Company	30-Sep-10 (Unaudited) Predecessor Company
Assets
Total current assets	590,897	624,420	528,835
Goodwill	546,423	596,334	69,931
Intangible assets, net	167,091	187,154	33,480
Property, plant, and equipment, net	146,599	165,993	138,279
Other assets	126,269	135,300	62,144
Total assets	1,577,280	1,709,201	832,670
Liabilities
Total current liabilities	127,145	141,603	110,643
Capital lease obligations excluding current instalments	122	151	38
Other liabilities	99,053	106,545	65,991
Total liabilities	226,320	248,299	176,672
Total shareholders’ equity	1,350,960	1,460,902	655,998
Total liabilities & shareholders’ equity	1,577,280	1,709,201	832,670

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	30-Sep-11 (Unaudited) Successor Company	30-Jun-11 (Unaudited) Successor Company	30-Sep-10 (Unaudited) Predecessor Company
Net cash provided by operating activities	10,478	16,484	45,067
Net cash provided /(used in) investing activities	(20,572)	(11,916)	173,997
Capital expenditure, net	(2,773)	(3,629)	(1,528)
Investment in securities, net	(17,799)	(8,287)	176,110
Investment in equity method investee		—	(586)
Net cash provided / (used) in financing activities	(42)	2,467	(204,326)
Others	(111)	(26)	405
Common shares issued	69	2,493	3,236
Dividend on common shares	—	—	(207,967)
Net increase / (decrease) in cash and equivalents	(10,136)	7,036	14,738
Effect of exchange rate changes on cash and equivalents	(6,647)	88	3,210
Cash and equivalents at the beginning of the period	60,055	52,931	67,549
Cash and equivalents at the end of the period	43,273	60,056	85,497

B1)CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	Sep 30 2011 (Audited)	Sep 30 2010 (Audited)	YoY Change %	Jun 30 2011 (Audited)	QoQ Change %
Sales and service income	8,893,447	8,226,993	8.1%	8,219,139	8.2%
Other income	250,480	263,792	-5.0%	526,647	-52.4%
Total income	9,143,927	8,490,785	7.7%	8,745,786	4.6%
Staff costs	5,185,659	4,875,809	6.4%	6,153,544	-15.7%
Selling, general and administration expenses	2,679,052	1,883,766	42.2%	2,170,184	23.4%
Interest	15,796	12,799	23.4%	12,572	25.6%
Impairment of Intangible			—	891,844	-100%
Total expenditure	7,880,507	6,772,374	16.4%	9,228,144	-14.6%
Net (loss)/ profit before tax and adjustments	1,263,420	1,718,411	-26.5%	(482,358)	-361.9%
Prior period adjustment	—	—	0.0%	57,921	-100.0%
Provision for taxation	360,720	273,864	31.7%	(25,116)	-1536.2%
(Loss)/Profit for the period after taxation	902,700	1,444,547	-37.5%	(515,163)	-275.2%
Profit and loss account, brought forward	20,040,269	26,007,432	-22.9%	20,555,432	-2.5%
Amount available for appropriation	20,942,969	27,451,979	-23.7%	20,040,269	4.5%
Dividend on equity shares	—	8,244,435	-100.0%	—	0.0%
Dividend tax	—	1,369,298	-100.0%	—	0.0%
Profit and loss account, carried forward	20,942,969	17,838,246	17.4%	20,040,269	4.5%
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	6.74	11.08	-39.2%	(3.86)	-274.6%
- Diluted	6.60	10.77	-38.8%	(3.78)	-274.3%
Weighted average number of common shares used in computing earnings per share
- Basic	134,020,900	130,424,874		133,570,818
- Diluted	136,865,186	134,131,996		136,123,246

Note :

USGAAP
On May 12, 2011, approximately 82.4% of our shares were acquired by iGATE Corporation.  For convenience, we have used a cut-off date of May 15, 2011 as the transactions from May 13, 2011 and May 14, 2011 were insignificant.  The post May 15, 2011 consolidated financial statements reflect the new basis of accounting as required by the authoritative guidance under ASC 805-50-S99-1, and have applied the SEC rules and guidance regarding “push down” accounting treatment. Accordingly, our consolidated financial statements prior to the acquisition by iGATE Corporation reflect the historical accounting basis in our assets and liabilities and are labeled Predecessor Company, while such consolidated financial statements subsequent to the acquisition by iGATE Corporation are labeled Successor Company and reflect the push down basis of accounting for the fair values of assets and liabilities acquired by iGATE Corporation. The results for the three months ended September 30, 2011 may not be comparable to the results for the three months ended September 30, 2010 as a result of the push down accounting treatment.

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000)

Particulars	30-Sep-11 (Audited)	30-Jun-11 (Audited)	30-Sep-10 (Audited)
Assets
Current assets, loans and advances	14,826,828	14,812,881	14,465,251
Goodwill	5,180,655	4,844,494	4,862,704
Fixed assets(Net of Depreciation)	6,915,754	7,015,073	8,363,284
Investments	15,533,905	14,666,188	10,350,287
Deferred tax asset, net	1,006,663	745,717	789,797
Total assets	43,463,805	42,084,353	38,831,323
Liabilities
Current liabilities and provisions	8,132,278	7,919,543	7,873,569
Secured loans	9,018	10,231	5,251
Deferred tax liability, net	81,772	71,077	102,788
Total liabilities	8,223,069	8,000,851	7,981,608
Total shareholders’ equity	35,240,736	34,083,502	30,849,715
Total liabilities & shareholders’ equity	43,463,805	42,084,353	38,831,323

B3)CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	30-Sep-11 (Audited)	30-Jun-11 (Audited)	30-Sep-10 (Audited)

Cash flows from operating activities (A)	116,485	619,280	2,030,989
Cash flows from (used in) investing activities (B)	(654,313)	(385,709)	8,219,071
Cash flows from (used in) from financing activities (C)	(125)	74,453	(9,530,698)
Effect of changes in exchange rates (D)	(23,564)	18,995	3,296
Net increase (decrease) in cash and cash equivalents during the period (A+B+C+D)	(561,517)	327,019	722,659
Cash and cash equivalents at the beginning of the period	2,694,170	2,367,151	3,137,732
Cash and cash equivalents at the end of the period	2,132,653	2,694,170	3,860,392

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	30-Sep-11 (Audited)	30-Sep-10 (Audited)	30-Jun-11 (Audited)

Consolidated net income/(loss) as per Indian GAAP	902,700	1,444,500	(515,163)
Income taxes	256,200	(1,800)	(111,500)
Foreign currency differences	(61,900)	(13,300)	(100)
Employee retirement benefits	(52,800)	(22,000)	(70,300)
ESOP related Compensation Cost	(8,400)	(23,300)	8,700
Impairment of intangibles	—	—	891,800
Amortisation of Intangibles, arising on Business acquisition	(128,400)	(28,900)	(67,700)
Others	(164,400)	(3,800)	(27,700)
Total	(159,700)	(93,100)	623,200

Consolidated net income as per US GAAP	743,000	1,351,400	108,037

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Quarter ended Sep 30 2011 Successor Company	Period May 16,2011 to June 30,2011 Successor Company	Period Apr 1,2011 to May 15,2011 Predecessor Company	Quarter ended Jun 30 2011 Total (NON GAAP)	Quarter ended Sep 30 2010 Predecessor Company
Exchange rate$1 = INR	49.50	44.59	44.86	44.72	44.56
Revenues	9,452,768	4,203,407	4,018,019	8,221,427	7,966,747
Cost of revenues (exclusive of depreciation and amortization)	6,031,970	2,836,475	2,669,552	5,506,026	4,957,290
Gross Profit	3,420,798	1,366,932	1,348,467	2,715,400	3,009,457
Selling, general and administrative expenses	1,760,182	1,134,023	1,422,078	2,556,101	1,460,796
Depreciation & Amortization	547,770	291,994	166,347	458,341	328,560
Foreign exchange gain / (loss), net	336,985	(145,593)	(166,201)	(311,794)	(216,723)
Operating income (loss)	775,860	86,508	(73,757)	12,752	1,436,824
Other income, net	165,355	123,606	60,457	184,062	111,936
Income (loss) before income taxes	941,215	210,114	(13,300)	196,814	1,548,760
Income taxes	98,813	88,365	424	88,790	267,882
Net income (loss)	842,403	121,749	(13,724)	108,024	1,280,878
Earnings per share
- Basic	6.29	0.91	(0.10)	0.81	9.82
- Diluted	6.22	0.90	(0.10)	0.80	9.51
Weighted average number of common shares used in computing earnings per share
- Basic	134,020,900	133,915,882	133,544,231	133,570,818	130,424,874
- Diluted	135,457,278	135,773,325	135,420,766	135,642,004	133,862,898

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 30-Sep-11	As on 30-Jun-11 Predecessor Company	As on 30-Sep-10 Predecessor Company
Exchange rate$1 = INR	49.50	44.72	44.56
Assets
Total current assets	29,249,396	27,925,028	23,028,245
Goodwill	27,047,952	26,668,991	3,116,119
Intangible assets, net	8,271,019	8,369,821	1,491,890
Property, plant, and equipment, net	7,256,649	7,423,465	6,161,726
Other assets	6,250,330	6,050,820	3,305,800
Total assets	78,075,345	76,438,124	37,103,781
Liabilities
Total current liabilities	6,293,672	6,332,697	5,363,371
Capital lease obligations excl. instalments	6,040	6,737	1,679
Other liabilities	4,903,134	4,764,879	2,507,460
Total liabilities	11,202,846	11,104,313	7,872,511
Total shareholders’ equity	66,872,499	65,333,812	29,231,270
Total liabilities & shareholders’ equity	78,075,346	76,438,124	37,103,781

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Sep 30 2011	Jun 30 2011	Sep 30 2010
Exchange rate $1 = INR	49.50	44.72	44.56
Net cash provided by operating activities	518,677	735,031	2,008,194
Net cash used (provided) in investing activities	(1,018,311)	(531,326)	7,753,288
Capital expenditure, net	(137,280)	(161,826)	(68,068)
Investment in securities, net	(881,031)	(369,500)	7,847,462
Investment in equity method investee	—	—	(26,105)
Net cash provided (used) in financing activities	(2,097)	110,035	(9,104,763)
Others	(5,507)	(1,148)	18,051
Common shares issued	3,410	111,182	144,195
Dividend on common shares	—	—	(9,267,009)
Net increase (decrease) in cash and equivalents	(501,730)	313,740	656,720
Effect of exchange rate changes on cash and equivalents	(329,020)	3,922	143,030
Cash and equivalents at the beginning of the period	2,972,747	2,360,213	3,009,977
Cash and equivalents at the end of the period	2,141,997	2,677,875	3,809,727

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Sep 30 2011	Jun 30 2011	Sep 30 2010
Americas	78.3%	79.3%	80.3%
EMEA	14.2%	13.1%	11.8%
APAC	7.5%	7.5%	8.0%
Total	100.0%	100.0%	100.0%

Revenue by Project Type	Sep 30 2011	Jun 30 2011	Sep 30 2010
Time and Material	53.7%	54.2%	55.1%
Fixed Price (including Fixed Price SLA)	46.3%	45.8%	44.9%
Total	100.0%	100.0%	100.0%

E2) REVENUE MIX AND UTILIZATION

	Sep 30 2011	Jun 30 2011	Sep 30 2010
Efforts
Onsite	25.2%	26.8%	26.0%
Offshore	74.8%	73.2%	74.0%

Revenue
Onsite	52.4%	51.5%	54.6%
Offshore	47.6%	48.5%	45.4%

Utilization	78.5%	75.7%	74.0%

E3) EMPLOYEE METRICS

	Sep 30 2011	Jun 30 2011	Sep 30 2010
Total Employees	17,853	18,372	17,511
Offshore	14,391	14,662	13,996
Onsite	3,462	3,710	3,515
Total	17,853	18,372	17,511

Sales & Support Staff	1,169	1,347	1,690
Net Additions	(519)	(190)	1,795

* Total employees restated to include sub contractors and to reflect organization structure

E4) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Sep 30 2011	Jun 30 2011	Sep 30 2010
Rupee
Period end rate	48.97	44.69	44.93
Period average rate	46.30	44.62	46.46
Other Currencies (Average Rate)
AUD	1.05	1.06	0.90
EURO	1.41	1.44	1.29
GBP	1.61	1.63	1.55
YEN	0.01	0.01	0.01

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 18, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary